Mail Stop 6010

April 20, 2009

Via Facsimile and U.S. Mail

Melissa A. Waterhouse
Corporate Secretary, Vice President & Chief Compliance Officer
American Bio Medica Corporation
122 Smith Road
Kinderhook, New York 12106

> **Re:** **American Bio Medica Corporation**
> **Registration Statement on Form S-3**
> **Filed April 15, 2009**
> **File No. 333-158582**

Dear Ms. Waterhouse:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that you are not currently in compliance with certain financial covenants included under a line of credit agreement you have with First Niagara Financial Group, and are therefore not eligible to use Form S-3. Please amend your registration statement onto a form you are eligible to use or inform us why you believe you are eligible to use Form S-3. Please note that a waiver from or

forbearance agreement with your lender will generally not suffice to cure any such ineligibility.

Cover Page

2. The cover page of your registration statement on Form S-3 omits the delaying amendment legend from Rule 473 of Regulation C under the Securities Act of 1933. Please amend your registration statement to include the delaying amendment legend. Please refer to Item 1 of Form S-3 and corresponding Item 501 of Regulation S-K, as well as to Rule 473, for additional information and for the text of the legend.

Incorporation of Certain Documents by Reference, page 25

3. We note that your registration statement incorporates by reference your Form 10-K Annual Report for the fiscal year ended December 31, 2008, which was filed on March 30, 2009. However, that Form 10-K does not include the disclosure required by Part III of the form. Instead, it incorporates by reference such disclosure from information that will be contained in your 2009 annual proxy statement to shareholders. Accordingly, and consistent with Question H.6 of the SEC staff's publicly available Form S-3 telephone interpretations, you must either file an amended Form 10-K that includes the disclosure required by Part III of Form 10-K or file your definitive proxy statement, including the disclosure required by Part III of Form 10-K, before the above-referenced registration statement may go effective.

Signatures, page S-1

4. The above-referenced registration statement is not signed by your controller or principal accounting officer. Pursuant to the instructions to the signature page on Form S-3, this signature is required in order for your registration statement to go effective. Please amend your registration statement to include this signature.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Melissa A. Waterhouse
American Bio Medica Corporation
April 20, 2009
Page 4

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Richard L. Burstein, Esq.
        Nolan & Heller, LP
        39 N. Pearl Street
        Albany, New York 12207